UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd.

On June 10, 2026, ZOOZ Strategy Ltd. (the “Company”) issued a press release titled “ZOOZ Strategy Announces Review and Evaluation of Strategic Alternatives to Complement Bitcoin Strategy”, a copy of which is furnished as Exhibit 99.1 and is incorporated herein by reference.

With the exception of the quotes attributable to Mr. Jordan Fried, this Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, Files No. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

Exhibit No.	Description
99.1	Press Release dated June 10, 2026 – “ZOOZ Strategy Announces Review and Evaluation of Strategic Alternatives to Complement Bitcoin Strategy”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd

Date: June 10, 2026	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors